Exhibit 99.1

Press Release

GasLog Ltd. Reports Financial Results for the Quarter Ended June 30, 2013

Monaco, August 20, 2013, GasLog Ltd. and its subsidiaries (“GasLog” or “Group”) (NYSE: GLOG), an international owner, operator and manager of liquefied natural gas (“LNG”) carriers, today reported its financial results for the quarter ended June 30, 2013.

Highlights

•	Contracted 2 LNG newbuildings at Samsung Heavy Industries for delivery in 2016. Vessels chartered out to BG Group plc for minimum 7 years with charterer’s option to extend.
•	Delivery of GasLog Sydney in May and GasLog Skagen in July ahead of schedule with concurrent delivery to the charterer.
•	For the second quarter, GasLog reports Profit of $20.4 million, EBITDA(1) of $33.8 million and earnings per share (“EPS”) of $0.32.
•	Adjusted Profit of $7.1 million, Adjusted EBITDA of $20.4 million and Adjusted EPS was $0.11 for the second quarter.
•	Quarterly dividend of $0.11 per common share is payable on September 13, 2013.
•	GasLog issued a senior unsecured bond of NOK 500,000,000 ($83.2 million) that will mature on June 27, 2018.
•	Strong industry fundamentals, supported by recent positive developments for LNG exports from USA.

CEO Statement

Mr. Paul Wogan, Chief Executive Officer, stated “This has been yet another good quarter for GasLog. Not only did we continue to execute on our existing business plan that we outlined to investors at the time of our initial public offering (“IPO”), we have once again been able to add further growth at attractive returns. The latest 2 newbuildings that we have ordered from Samsung and which, on delivery, will commence 7 year charters to BG, clearly demonstrates the ability of GasLog’s LNG shipping platform to continue to add accretive growth in what we believe will be a positive long term secular trend for the LNG industry. In addition the successful placing of our first bond and the refinancing of our existing loan facility on GAS-two Ltd., demonstrates our ability to access funding from a variety of sources and at competitive rates enabling us to continue to take advantage of attractive opportunities within the sector.”

Dividend Declaration

On August 19, 2013, the Board of Directors declared a quarterly cash dividend of $0.11 per common share payable on September 13, 2013 to stockholders of record as of August 30, 2013.

Delivery of GasLog Sydney and GasLog Skagen ahead of schedule

On May 30, 2013 and July 25, 2013, GasLog took delivery of the GasLog Sydney and the GasLog Skagen, respectively, two LNG carriers of 155,000 cubic meters capacity with tri-fuel diesel electric propulsion constructed by Samsung Heavy Industries Co. Ltd. Both vessels are chartered out to a subsidiary of BG Group plc. The GasLog Sydney is chartered out from its delivery until 2019 with charterer’s option to extend the terms of the charter at specified rates. The GasLog Skagen is chartered out for three years followed by a subsequent five year seasonal charter under which the vessel is committed to BG Group for seven consecutive months for a fixed monthly charter hire and is available to accept other charters for the remaining five months.

Bond Issuance

On June 27, 2013, GasLog Ltd. issued a senior unsecured bond of NOK 500,000,000 ($83.2 million) that will mature on June 27, 2018. The bond bears interest at NIBOR plus margin. Interest payments shall be made in arrears on a quarterly basis. In June 2013, GasLog entered into three cross-currency swaps (“CCSs”) to exchange interest payments and principal on maturity and designated the CCSs as hedges of the variability of the USD functional currency equivalent cash flows on the bond. The effect of these hedges is that on each interest payment date, GasLog will pay fixed interest in U.S. dollars on a notional amount of USD 83,206,215.

Financial Summary

Profit was $20.4 million for the quarter ended June 30, 2013 ($3.6 million loss for the quarter ended June 30, 2012). This increase is mainly attributable to the delivery of the three newbuildings as well as the other factors mentioned below.

EPS was $0.32 for the quarter ended June 30, 2013 (loss per share of $0.06 for the quarter ended June 30, 2012). The increase in EPS is attributable to the increase in profit partially offset by the increase in the weighted average number of shares.

EBITDA(1) was $33.8 million for the quarter ended June 30, 2013 ($2.2 million for the quarter ended June 30, 2012).

Adjusted Profit(1) was $7.1 million for the quarter ended June 30, 2013 ($2.6 million for the quarter ended June 30, 2012), after excluding the effects of the unrealized gain/(loss) on swaps and foreign exchange gains/(losses).

Adjusted EPS(1) was $0.11 for the quarter ended June 30, 2013 ($0.04 for the quarter ended June 30, 2012).

Adjusted EBITDA(1) was $20.4 million for the quarter ended June 30, 2013 ($8.3 million for the quarter ended June 30, 2012).

Revenues were $32.9 million for the quarter ended June 30, 2013 ($16.7 million for the quarter ended June 30, 2012). The increase is mainly attributable to the delivery of the GasLog Shanghai, the GasLog Santiago and the GasLog Sydney on January 28, 2013, March 25, 2013 and May 30, 2013, respectively and the commencement of their charter party agreements with the BG Group.

Vessel operating and supervision costs were $7.6 million for the quarter ended June 30, 2013 ($3.2 million for the quarter ended June 30, 2012). The increase is mainly attributable to the vessel operating costs of the three newbuildings.

Depreciation of fixed assets was $6.4 million for the quarter ended June 30, 2013 ($3.2 million for the quarter ended June 30, 2012). The increase is mainly attributable to the depreciation of the three newbuildings.

General and administrative expenses were $4.8 million for the quarter ended June 30, 2013 ($6.3 million for the quarter ended June 30, 2012). The decrease is mainly attributable to a decrease in equity-settled compensation expense and a decrease in net foreign exchange losses, partially offset by an increase in employee related expenses and legal and professional fees in line with GasLog’s planned growth.

Financial (costs)/gain and gain/(loss) on swaps, net were $5.8 million gain for the quarter ended June 30, 2013 ($8.3 million loss for the quarter ended June 30, 2012). The decrease in losses is attributable to an increase of $18.2 million in unrealized gain on swaps partially offset by an increase of $4.1 million in other financial costs.

(1) EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS are non-GAAP financial measures, and should not be used in isolation or as a substitute for GasLog’s financial results presented in accordance with IFRS. For definitions and reconciliations of these measurements to the most directly comparable financial measures calculated and presented in accordance with International Financial Reporting Standards (“IFRS”), please refer to Exhibit II at the end of this press release.

For a detailed discussion of GasLog’s financial results for the quarter ended June 30, 2013, please refer to the Financial Report for the Three Months and Six Months Ended June 30, 2013, furnished on Form 6-K to the United States Securities and Exchange Commission (the “Q2 6-K”).

http://www.gaslogltd.com/investor-relations/sec-filings

Contracted Charter Revenues

GasLog’s contracted charter revenues are estimated to increase from $56.28 million for the fiscal year 2012 to $234.36 million for the fiscal year 2016, based on contracts in effect as of June 30, 2013 for the ten ships in GasLog’s owned fleet for which time charters have been secured. These include contracts for four newbuildings that are scheduled to be delivered on various dates in 2013, 2014 and 2016, but does not include extensions options. For further details please refer to the Q2 6-K.

Liquidity and Financing

As of June 30, 2013, GasLog had cash and cash equivalents of $211.75 million of which $187.86 million was held in time deposits.

As of June 30, 2013, GasLog had an aggregate of $657.27 million of indebtedness outstanding under four credit agreements, of which $42.44 million is repayable within one year. As of June 30, 2013, GasLog had $82.45 million outstanding under the bond agreement that is payable in June 2018.

As of June 30, 2013 there is an undrawn revolving facility of $50.00 million. In addition, there are three loan facilities with an aggregate undrawn amount of $717.50 million available that will be used to finance a portion of the contract prices of five of our newbuildings on their deliveries of which $138.5 million was drawn in July 2013 with the delivery of the GasLog Skagen.

As of June 30, 2013, GasLog’s commitments for capital expenditures are related to the six LNG carriers on order and the GasLog Skagen, which have a gross aggregate contract price with the shipyard of approximately $1.38 billion. As of June 30, 2013, the total remaining balance of the contract prices of the above vessels was $1.25 billion, that will be funded with available cash, cash from operations, existing debt and other financings.

GasLog’s expected floating interest rate exposure has been hedged at a weighted average interest rate of approximately 4.6% (including margin) as of June 30, 2013.

On June 21, 2013, GasLog entered into three CCSs to exchange interest payments and principal on maturity on the same terms as the bond signed on June 27, 2013 and designated the CCSs as hedges of the variability of the USD functional currency equivalent cash flows on the bond.

Business Update

As of June 30, 2013 GasLog has seven newbuildings on order at Samsung Heavy Industries plc. Our vessels presently under construction were on schedule and within budget. The GasLog Skagen was delivered on July 25, 2013 and another vessel under construction is scheduled to be delivered within 2013.

The five on-the-water ships in GasLog’s fleet as of June 30, 2013, currently on multi-year charters to a subsidiary of BG Group plc, performed without any off-hire during the quarter ended June 30, 2013, thereby achieving full utilization for the period.

In August 2013, GasLog announced the ordering of two 174,000 cubic meters LNG carriers from Samsung Heavy Industries plc. The ships are scheduled to be delivered in the second half of 2016, and will each commence a 7 year firm charter to a subsidiary of BG Group plc., with charterer’s option to extend the duration of the charter at specified rates.

GasLog has secured a total of six options for the construction of up to six (4 priced and 2 unpriced) additional LNG carriers (174,000 cubic meters each) from Samsung Heavy Industries Co. Ltd. that expire on December 31, 2013.

LNG Industry Update

GasLog believes the current supply and demand dynamics of the LNG industry are positive for LNG shipping. There continues to be progress on new LNG production projects, and the new volumes and potentially greater voyage distances should create increased requirements for LNG carriers.

The second quarter of 2013 saw the short term rates for LNG carriers decline slightly before finishing the quarter higher than at the start. This end of quarter strength has been attributed by observers to the start-up of the Angola LNG project taking vessels off the market and a mismatch between available LNG carriers and cargo requirements.

The long-term fundamentals for LNG production continue to look strong. Further positive news has come out of the USA, where Sabine Pass has taken Final Investment Decision on trains 3 and 4, and Freeport LNG has become the second US project to receive approval from the Department of Energy (“DOE”) to export to non-Free Trade Agreement (“FTA”) countries. It is widely expected that the DOE will approve additional projects’ exports to non-FTA nations. Further moves were made in the second quarter to develop large export facilities on the west coast of Canada. Prospects for LNG production in East Africa continue to improve with further progress offshore Tanzania and continuing investment momentum from Chinese and Indian buyers in gas reserves offshore Mozambique.

We have seen some older technology ships continue to experience idle time. However, on a historical basis LNG shipping rates remain firm, and we expect this firmness to be reflected in the longer-term charter market.

GasLog believes the robust development of new LNG supply projects and growing global demand for natural gas is likely to drive the need for more LNG carriers. LNG project developers are typically large multinational oil and gas companies with exacting standards for safety and reliability. In addition, we continue to expect a preference for the latest technology in ship design and propulsion. GasLog believes first class charterers will continue to engage experienced LNG shipowners to provide high quality LNG carriers for multi-year charter requirements.

Outlook

GasLog believes the strong fundamentals of the LNG industry will provide significant opportunities for GasLog’s high quality LNG shipping operations. We will continue to focus on delivering on our business plan, through the on-time delivery of the newbuilding fleet, while ensuring full utilization of the existing ships. GasLog’s strategy of leveraging its established platform and customer relationships will facilitate its qualification for charter possibilities for the two uncommitted newbuildings as well as the six vessel options it holds at Samsung. GasLog’s experience and contract coverage also provides us with the ability to be more opportunistic from a vessel acquisition and charter perspective.

Conference Call

GasLog will host a conference call at 8:30 a.m. Eastern Time (1:30 p.m. London Time) on Tuesday, August 20, 2013 to discuss the second quarter 2013 results. The dial-in number is 1-646-254-3362 (New York, NY) and +44 (0) 203 427 1916 (London, UK), passcode is 6332240. A live webcast of the conference call will also be available on the investor relations page of GasLog’s website at http://www.gaslogltd.com/investor-relations.

For those unable to participate in the conference call, a replay will be available from 12:30 p.m. Eastern Time (5:30 p.m. London Time) on August 20, 2013 until 6:00 p.m. Eastern Time on Tuesday August 27, 2013 (11:00 p.m. London Time). The replay dial-in number is 1-347-366-9565 (New York) and +44 (0) 203 427 0598 (London). The replay passcode is 6332240.

About GasLog Ltd.

GasLog is an international owner, operator and manager of LNG carriers. GasLog’s fleet consists of 14 wholly-owned LNG carriers, including two ships delivered in 2010, four ships delivered in 2013 and eight LNG carriers on order. In addition, GasLog currently has 12 LNG carriers operating under its technical management for external customers. GasLog’s principal executive offices are at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. GasLog’s website is http://www.gaslogltd.com

Forward Looking Statements

This press release contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. The reader is cautioned not to rely on these forward-looking statements. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from our expectations and projections. Risks and uncertainties include, but are not limited to, general LNG and LNG shipping market conditions and trends, including charter rates, ship values, factors affecting supply and demand and opportunities for the profitable operations of LNG carriers; our continued ability to enter into multi-year time charters with our customers; our contracted charter revenue; our customers’ performance of their obligations under our time charters and other contracts; the effect of the worldwide economic slowdown; future operating or financial results and future revenue and expenses; our future financial condition and liquidity; our ability to obtain financing to fund capital expenditures, acquisitions and other corporate activities, and funding by banks of their financial commitments; future, pending or recent acquisitions of ships or other assets, business strategy, areas of possible expansion and expected capital spending or operating expenses; our ability to enter into shipbuilding contracts for newbuilding ships and our expectations about the availability of existing LNG carriers to purchase, as well as our ability to consummate any such acquisitions; our expectations about the time that it may take to construct and deliver newbuilding ships and the useful lives of our ships; number of off-hire days, drydocking requirements and insurance costs; our anticipated general and administrative expenses; fluctuations in currencies and interest rates; our ability to maintain long-term relationships with major energy companies; expiration dates and extensions of charters; our ability to maximize the use of our ships, including the re-employment or disposal of ships no longer under multi-year charter commitments; environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities; risks inherent in ship operation, including the discharge of pollutants; availability of skilled labor, ship crews and management; potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists; and potential liability from future litigation. A further list and description of these risks, uncertainties and other factors can be found in our Annual Report filed March 28, 2013. Copies of the Annual Report, as well as subsequent filings, are available online at www.sec.gov or on request from us. We do not undertake to update any forward-looking statements as a result of new information or future events or developments.

Contacts:

Simon Crowe (CFO, GasLog, Monaco)

Phone: +377 9797 5115

Thor Knappe (GasLog, Monaco)

Phone: +377 9797 5117

Phone: +1 203-428-3231 (Ray Posadas, Solebury Communications, NYC)

Email: ir@gaslogltd.com

EXHIBIT I - Unaudited Interim Financial Information

Unaudited condensed consolidated statements of financial position

As of December 31, 2012 and June 30, 2013

(All amounts expressed in U.S. Dollars)

	December 31, 2012	June 30, 2013
Assets	(restated)(1)
Non-current assets
Goodwill	9,511,140	9,511,140
Investment in associate	6,856,144	6,349,274
Deferred financing costs	24,278,983	18,717,777
Other non-current assets	4,071,071	2,090,074
Derivative financial instruments	—	4,922,645
Tangible fixed assets	426,879,545	988,225,786
Vessels under construction	217,321,572	141,744,651
Total non-current assets	688,918,455	1,171,561,347
Current assets
Trade and other receivables	2,431,852	2,396,627
Dividends receivable and due from related parties	859,121	605,164
Inventories	480,554	1,200,086
Prepayments and other current assets	425,385	1,147,191
Short-term investments	104,674,150	—
Cash and cash equivalents	110,978,315	211,753,267
Total current assets	219,849,377	217,102,335
Total assets	908,767,832	1,388,663,682
Equity and liabilities
Equity
Share capital	628,632	628,632
Contributed surplus	621,879,379	614,964,431
Reserves	(11,049,090)	(3,856,450)
(Accumulated deficit)/Retained earnings	(8,187,530)	11,220,440
Equity attributable to owners of the Group	603,271,391	622,957,053
Current liabilities
Trade accounts payable	1,794,300	6,616,870
Ship management creditors	850,680	4,642,596
Amounts due to related parties	121,663	88,654
Derivative financial instruments	7,144,738	10,280,109
Other payables and accruals	15,094,483	15,649,649
Borrowings—current portion	25,753,343	39,660,527
Total current liabilities	50,759,207	76,938,405
Non-current liabilities
Derivative financial instruments	24,183,718	3,529,434
Borrowings—non-current portion	228,514,890	684,612,554
Other non-current liabilities	2,038,626	626,236
Total non-current liabilities	254,737,234	688,768,224
Total equity and liabilities	908,767,832	1,388,663,682

(1)	restated to account for the retrospective application of the amendments to IAS 19 Employee Benefits adopted on January 1, 2013.

Unaudited condensed consolidated statements of profit or loss

For the three and six months ended June 30, 2012 and 2013

(All amounts expressed in U.S. Dollars)

	For the three months ended		For the six months ended
	June 30, 2012	June 30, 2013	June 30, 2012	June 30, 2013
Revenues	16,707,015	32,948,346	33,309,402	54,725,204
Vessel operating and supervision costs	(3,225,029)	(7,574,585)	(6,713,217)	(12,451,485)
Depreciation of fixed assets	(3,249,623)	(6,383,872)	(6,484,831)	(10,624,368)
General and administrative expenses	(6,309,078)	(4,812,568)	(11,493,845)	(11,427,228)
Profit from operations	3,923,285	14,177,321	8,617,509	20,222,123

Financial (costs)/gains including gain/(loss) on swaps	(8,293,999)	5,827,773	(11,200,446)	5,109,373
Financial income	443,859	69,511	443,859	248,292
Share of profit of associate	374,728	354,869	758,015	743,130
Total other (expense)/income	(7,475,412)	6,252,153	(9,998,572)	6,100,795
(Loss)/profit for the period	(3,552,127)	20,429,474	(1,381,063)	26,322,918

(Loss)/earnings per share – basic and diluted	(0.06)	0.32	(0.03)	0.42

Unaudited condensed consolidated statements of cash flows

For the six months ended June 30, 2012 and 2013

(All amounts expressed in U.S. Dollars)

	For the six months ended
	June 30, 2012	June 30, 2013
Cash flows from operating activities:
(Loss)/profit for the period	(1,381,063)	26,322,918
Adjustments for:
Depreciation of fixed assets	6,484,831	10,624,368
Share of profit of associate	(758,015)	(743,130)
Financial income	(443,859)	(248,292)
Financial (costs)/gains including gain/(loss) on swaps	11,200,446	(5,109,373)
Unrealized foreign exchange losses on cash and cash equivalents and short-term investments	823,587	156,236
Expense recognized in respect of equity-settled share based payments	3,481,090	124,207
	19,407,017	31,126,934
Movements in working capital	(5,170,631)	1,751,994
Cash provided by operations	14,236,386	32,878,928
Interest paid	(5,739,386)	(8,242,148)
Net cash from operating activities	8,497,000	24,636,780
Cash flows from investing activities:
Dividends received from associate	950,000	1,140,027
Payments for tangible fixed assets and vessels under construction	(41,106,316)	(493,574,257)
Return of contributed capital from associate	—	359,973
Increase in short-term investments	(201,562,992)	(1,469,200)
Maturity of short-term investments	—	106,046,500
Financial income received	99,332	393,094
Net cash used in investing activities	(241,619,976)	(387,103,863)
Cash flows from financing activities:
Bank loans and bond drawdown	—	604,206,216
Bank loan repayments	(13,678,893)	(119,392,019)
Payment of loan issuance costs	(11,396,867)	(7,682,880)
Proceeds from sale of common shares (net of expenses)	310,890,165	—
Dividends paid	—	(13,829,896)
Capital contributions	18,662,935	—
Net cash from financing activities	304,477,340	463,301,421
Effects of exchange rate changes on cash and cash equivalents	(590,836)	(59,386)
Increase in cash and cash equivalents	70,763,528	100,774,952
Cash and cash equivalents, beginning of the period	20,092,909	110,978,315
Cash and cash equivalents, end of the period	90,856,437	211,753,267

EXHIBIT II

Non-GAAP Financial Measures:

EBITDA represents earnings before interest income and expense, taxes, depreciation and amortization. Adjusted EBITDA represents EBITDA before unrealized gain/loss on swaps and foreign exchange gains/losses. Adjusted Profit and Adjusted EPS represent earnings and earnings per share, respectively, before unrealized gain/loss on swaps and foreign exchange gains/losses. EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS, which are non-GAAP financial measures, are used as supplemental financial measures by management and external users of financial statements, such as investors, to assess our financial and operating performance. We believe that these non-GAAP financial measures assist our management and investors by increasing the comparability of our performance from period to period. We believe that including EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS assists our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our ongoing financial and operational strength in assessing whether to continue to hold our common shares. This increased comparability is achieved by excluding the potentially disparate effects between periods of, in the case of EBITDA and Adjusted EBITDA, interest, taxes, depreciation and amortization and, and in the case of Adjusted EBITDA, Adjusted Profit and Adjusted EPS, unrealized gain/loss on swaps and foreign exchange gains/losses, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect results of operations between periods.

EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS have limitations as analytical tools and should not be considered as alternatives to, or as substitutes for, profit, profit from operations, earnings per share or any other measure of financial performance presented in accordance with IFRS. These non-GAAP financial measures exclude some, but not all, items that affect profit, and these measures may vary among companies. In evaluating Adjusted EBITDA, Adjusted Profit and Adjusted EPS, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted EBITDA, Adjusted Profit and Adjusted EPS should not be construed as an inference that our future results will be unaffected by the excluded items. Therefore, the non-GAAP financial measures as presented below may not be comparable to similarly titled measures of other companies in the shipping or other industries.

Reconciliation of EBITDA and Adjusted EBITDA to Profit/(Loss):

(All amounts expressed in U.S. Dollars)

	For the three months ended
	June 30, 2012	June 30, 2013
(Loss)/Profit for the period	(3,552,127)	20,429,474
Depreciation of fixed assets	3,249,623	6,383,872
Financial costs excluding gain/(loss) on swaps	2,945,650	7,062,618
Financial income	(443,859)	(69,511)
EBITDA	2,199,287	33,806,453
Unrealized loss/(gain) on swaps, net	5,348,349	(12,890,391)
Foreign exchange losses/(gains), net	773,545	(468,858)
Adjusted EBITDA	8,321,181	20,447,204

Reconciliation of Adjusted Profit to Profit/(Loss):

(All amounts expressed in U.S. Dollars)

	For the three months ended
	June 30, 2012	June 30, 2013
(Loss)/Profit for the period	(3,552,127)	20,429,474
Unrealized loss/(gain) on swaps, net	5,348,349	(12,890,391)
Foreign exchange losses/(gains), net	773,545	(468,858)
Adjusted Profit for the period	2,569,767	7,070,225

Reconciliation of Adjusted Earnings Per Share to Earnings/(Loss) Per Share:

(All amounts expressed in U.S. Dollars)

	Three months ended
	June 30, 2012	June 30, 2013
(Loss)/Profit for the period attributable to owners of the Group	(3,552,127)	20,429,474
Less: Loss allocated to manager shares and subsidiary manager shares	(5,578)	—
(Loss)/profit attributable to the owners of common shares used in the calculation of basic EPS	(3,546,549)	20,429,474
Weighted average number of shares outstanding, basic	61,721,614	62,863,166
EPS	(0.06)	0.32

Adjusted profit for the period attributable to owners of the Group	2,569,767	7,070,225
Less: Adjusted earnings allocated to manager shares and subsidiary manager shares	4,036	—
Adjusted earnings attributable to the owners of common shares used in the calculation of basic EPS	2,565,731	7,070,225
Weighted average number of shares outstanding	61,721,614	62,863,166
Adjusted EPS	0.04	0.11